Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WeatherFlow-Tempest, Inc.
921 S Clyde Morris Blvd
Daytona Beach, FL 32114
https://tempest.earth

Up to $2,000,001.00 in Preferred Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: WeatherFlow-Tempest, Inc.
Address: 921 S Clyde Morris Blvd, Daytona Beach, FL 32114
State of Incorporation: DE
Date Incorporated: December 26, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Preferred Stock
Offering Maximum: $2,000,001.00 | 666,667 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $390.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale ofCommon Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As a previous investor in Weather-Flow Tempest's StartEngine Offerings, you are eligible for 5% additional bonus shares.

Time-Based Bonus

Early Bird Tier 1

Invest at least $1,000 within the first eight days and receive: 5% Bonus Shares (plus Tempest Hoodie & 10% discount on products)

Early Bird Tier 2

Invest at least $5,000 within the first eight days and receive: 10% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Early Bird Tier 3

Invest at least $15,000 within the first eight days and receive: 15% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Early Bird Tier 4

Invest at least $20,000 within the first eight days and receive: 20% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Flash Perk

Invest at least $1,000 from January 6th to January 10th and receive: 4% bonus shares. (plus Tempest Hoodie & 10% discount on products)

Amount-Based Bonus

Tier 1

Invest at least $600 and receive: Tempest Hoodie

Tier 2

Invest at least $1,200 and receive: 2% Bonus Shares (plus Tempest Hoodie & 10% discount on products)

Tier 3

Invest at least $2,500 and receive: 4% Bonus Shares (plus Tempest Hoodie & 15% discount on products)

Tier 4

Invest at least $5,000 and receive: 6% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Tier 5

Invest at least $10,000 and receive: 10% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Tier 6

Invest at least $20,000 and receive: 15% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Note: Investors will only receive a single time-based or amount-based bonus, which will be the highest applicable bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

WeatherFlow-Tempest, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Preferred Stock at $3.00 / share, you will receive 220 shares of Preferred Stock, meaning you'll own 220 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

WeatherFlow-Tempest, Inc. ("WeatherFlow" or the "Company") operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and various layers of weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and cost savings for customers. Specifically, the company sells products/services that deliver weather data, both observations and forecasts. These products and services include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API.

The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). In addition, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST°, T°, and NEARCAST.

WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018, and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021, when it was spun off as a separate entity.

Competitors and Industry

According to a recent report from Grandview Research, the weather information technologies market is currently estimated at approximately $10B.

We believe the Company does not have direct competitors that offer the same products and services but faces competition in each of its business lines. However, in the sale of personal weather station systems, primary competitors include the Davis division of AEM, Ambient, and Acurite.

Our personal app subscription business faces competition from several companies, though none of them focus on proprietary weather observation data as we do. Companies like Windy and Windguru, which compete with us, focus primarily on providing information free for use and generate revenue primarily through advertising. PredictWind competes somewhat in the subscription service space, but their primary strength is a subscription to offshore weather data delivered via satellite, whereas we do not operate in that space currently.

The Company faces competition in providing weather data and tools to business customers from both large and small companies, but it does not face direct competition in providing services that rely on large quantities of unique surface weather observation data except from AEM, which owns Davis and other environmental data sensor brands.

Current Stage and Roadmap

Based on our current sales of products and services, we have validated that we have quality products valued by customers in each of our three primary revenue tranches - Hardware (e.g., Tempest Weather Systems) for consumers and business, Lifestyle Apps, and our SaaS and data offerings targeted at businesses. Since we already have multiple products generating revenue, our next steps are to invest in marketing and sales of those products, as well as expanding the capabilities of our current and future hardware and software products, to grow the company. The company's efforts with business customers are the least mature but we believe they have tremendous potential. We are focused on creating growth and profitability and believe we will have the choice between extreme growth and profitability in 2025.

Current Stage

The Company's products in the Tempest Hardware tranche are currently generating sales with gross margins greater than 40%. The Company's products in revenue tranches LifeSyle Apps and B2B services (TempestOne SaaS tools and API) are all currently generating sales with gross margins greater than 60%.

Future Roadmap

The Company's efforts for the next few years will be focused on growing revenue in each of the three established tranches both through increased sales and marketing of existing products and the addition of new products in each tranche, with new hardware products, new Lifestyle Apps, and new B2B (business-to-business) services. We are especially focused on growing business revenues from their current base which is smaller than other tranches.

The Team

Officers and Directors

Name: Daniel "Buck" Lyons

Daniel "Buck" Lyons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Chairman of the Board, and Principal Accounting Officer
  Dates of Service: January, 2019 - Present
  Responsibilities: Strategic planning and overall management. Buck is currently drawing a salary of $16,667 per month.

Other business experience in the past three years:

- Employer: WFn Holdings, Inc.
  Title: CEO
  Dates of Service: January, 2012 - April, 2021
  Responsibilities: Strategic planning and overall management.

Other business experience in the past three years:

- Employer: Synoptic Data PBC
  Title: Director

Dates of Service: September, 2012 - Present
Responsibilities: Providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Name: Edward Dingels

Edward Dingels's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO and President
  Dates of Service: June, 2023 - Present
  Responsibilities: Strategic planning and overall management of operations. Eddie is currently drawing a salary of $16,666 per month.

Other business experience in the past three years:

- Employer: GroundTruth
  Title: CTO
  Dates of Service: November, 2016 - May, 2023
  Responsibilities: Product, technology, data science management. General Manager of WeatherBug operating unit.

Other business experience in the past three years:

- Employer: IAB TechLab
  Title: Board Member
  Dates of Service: September, 2021 - May, 2023
  Responsibilities: Holder of GroundTruth's board seat on the IAB Tech Lab's Board of Directors.

Name: David St. John

David St. John's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO
  Dates of Service: January, 2019 - Present
  Responsibilities: Management responsibility over hardware and software development. David is a founding shareholder in the Company and is currently drawing a salary of $14,167 per month.

Name: Dr. Martin Bell

Dr. Martin Bell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Science Officer
  Dates of Service: January, 2019 - Present
  Responsibilities: Management responsibility over weather data quality control and forecast modeling. Martin is fully vested in previously granted common stock in the company. He is currently drawing a salary of $12,500 per month.

Name: Phillip Atkinson

Phillip Atkinson's current primary role is with WFn Holdings, Inc. Phillip Atkinson currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder and Director
  Dates of Service: January, 2019 - Present
  Responsibilities: Strategic and product advisement. Philip is a major shareholder but is not active in day-to-day operations and is not currently drawing a salary

Other business experience in the past three years:

- Employer: WFn Holdings, Inc
  Title: President and Chief Operating Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: General management of WFn Holdings, Inc.

Other business experience in the past three years:

- Employer: WFn Holdings, Inc
  Title: Chief Information Officer & Chief Operating Officer
  Dates of Service: January, 2012 - March, 2021
  Responsibilities: Oversees day-to-day operations and keeps the data flowing.

Name: Michael Samols

Michael Samols's current primary role is with Self Employed- Consultant. Michael Samols currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Consultant and Director
  Dates of Service: April, 2021 - Present
  Responsibilities: Strategic advice. Michael is a shareholder and serves his role as Director without compensation. He is currently paid by the hour for consulting work when applicable.

Other business experience in the past three years:

- Employer: Self Employed- Consultant
  Title: Self Employed- Consultant
  Dates of Service: October, 2015 - Present
  Responsibilities: Strategy consulting and business development work on a contract basis.

Name: Corinne Butcher

Corinne Butcher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Information Officer
  Dates of Service: January, 2019 - Present
  Responsibilities: Management responsibility over software engineering including the development & maintenance of our apps, SaaS tools and API. She receives a salary of 12,500 per month.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the weather industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or Preferred Stock financings in the future, which may reduce the value of your investment in (this offering of) Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Other Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of Preferred Stock or convertible debt could be more advantageous to those investors than to the holders of Common Stock or previously issued Preferred Stock. In addition, if we need to raise more equity capital from the sale of Common Stock or Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
It is possible that some of our planned products may never become operational products or that these products may never be used by anyone. It is possible that the failure to release these planned products is the result of a change in business model with respect to those products upon theCompany's making a determination that the business model with respect to those products, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out as entitled as a holder of Preferred Stock if there is sufficient cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us.At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be

assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. There is no assurance that we will turn a large profit.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas.Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right personnel in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product may be dependent on relevant government laws and regulations. The laws and regulations concerning the selling of products and services may be subject to change and if they do, then the selling of product and services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including obtaining weather information, manufacturing, shipping, accounting, data supply, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects,errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The transferability and rights of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

The preferred rights of the security you are buying are limited.
As a Preferred Stock holder, in the event that the Company is sold prior to a certain Reg A offering or IPO, at the price equal to or greater than $3.30 per share you will also have the right and preference to payment of $3.00 per share for shares purchased and bonus shares received. However, the Company may not be sold or otherwise liquidated at a price ensuring funds for Preferred Stock holders. The likelihood of a future Reg A offering or IPO is unpredictable and a Reg A offering or

IPO does not guarantee a positive return on your investment. This means that the benefits of Preferred Stock may not be exercisable under certain possible situations.

We are reliant on one main type of service
All of our current products and services are related to weather. Although we have multiple tranches of revenue with multiple products in each tranche, all of our revenue derives from weather related products and services.

Our new sales initiatives could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that recently executed strategic partnerships will enable our products to gain traction in the marketplace at a faster rate than the recent past. It is possible that our new products will fail to gain market acceptance for any number of reasons. If new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of customers that utilize our products and services. Further, any significant disruption in the company's service(s) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our cyber security platform. Any disruptions of services or cyber-attacks either on our technology provider or on our company equipment could harm our reputation and materially and negatively impact our financial condition and business.

Customers must remain interested in our products
Although we are a unique company that caters to weather related services and people's desire to know weather related information will likely not subside, our business growth depends on the market interest in the Company's products and the services that the Company provides. There can be no assurance that interest will remain.

We have intellectual property that might be unregistered or vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks,copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Foreign Contract Manufacturing
The Company is heavily reliant on a single contract manufacturing firm located in Shenzhen, China, and it would be a significant disruption to theCompany and its ability to continue its business as currently conducted without the support of this company. Although this risk is somewhat mitigated because we have an excellent and long-term relationship with the company's sole owner, and because we have the capability to manufacture some of our products in our facility in Daytona, Florida, if we did not have this foreign contract manufacturer to manufacture our products, our business could face serious disruption. Your investment could be adversely impacted by our reliance on third parties and their performance.

Reliance on an affiliate company
The Company relies on an affiliate company, WFn Holdings Inc ("WFn"), to supply weather data from WFn's industrial grade network of weather stations to make the Company's products and services more valuable. This data is particularly important for some of the Company's Lifestyle App customers who utilize the Lifestyle App service in the US coastal zone, and for business customers located in the US coastal zone. If the Company lost access to WFn's weather data, the Company could experience a significant disruption to its business and some of our products and services may no longer be attractive or useful for some of our customers, causing a decline in the value of the Company. Although this risk is somewhat mitigated because of a multiple year agreement on favorable terms for the Company and because there is substantial common ownership between WFn and the Company (the owners of WFn own a large majority of the shares of the Company) your investment, nonetheless, could be adversely impacted by our reliance on WFn.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel "Buck" Lyons (Voting % includes votes held by proxy)	4,285,670	Common Stock	38.9%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Promissory Note, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 666,667 of Preferred Stock.

Common Stock

The amount of security authorized is 24,000,000 with a total of 17,799,112 outstanding.

Voting Rights

One vote per share held.

Material Rights

The total amount outstanding includes 2,937,625 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 262,375 shares to be issued pursuant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

One Vote Per Share - see Material Rights section below.

Material Rights

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii)execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of1933 covering the offer and sale of Common Stock or Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock or Preferred Stock.

Preference Payment Rights of Securities Sold in this Offering.

Before any payment shall be made to holders of Common Stock by reason of their ownership thereof, in the event of a sale of the Company, the holders of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders from such a sale, on a pari passu basis, an amount per share equal to the greater of (i) Three Dollars ($3.00) per share of Preferred Stock held by holders thereof, and (ii) such amount per share as would have been payable had all such shares of Preferred Stock been converted to Common Stock immediately prior to such Qualified Sale. If upon a sale, the proceeds payable to stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount of $3.00 per share to which they shall be entitled, the holders of Preferred Stock shall share ratably in any distribution of assets available for distribution in proportion to the respective amounts which would otherwise be payable, before any proceeds shall be paid to holders of Common Stock.

Conversion Rights of Securities Sold in this Offering. The security converts to Common Stock at a ratio of one share of Preferred Stock to one share of Common Stock under the following circumstances: i) At the Subscriber request anytime following the 1 year anniversary of issuance, or ii) the issuance of Common Stock at a price of $3.30 or higher via Reg A crowdfunding offering or Initial Public Offering.

Please see the Company's Certificate of Amendment attached to the Offering Memorandum as Exhibit F for further information on the material rights associated with these securities.

Convertible Promissory Note

The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $930,000.00
Maturity Date: June 30, 2025
Interest Rate: 7.0%
Discount Rate: 33.0%
Valuation Cap: None
Conversion Trigger: A qualifying event (or at the option of the holder)

Material Rights

There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.40 per share.

In the event the Company consummates, prior to the Maturity Date, an equity financing, pursuant to which it sells shares of Preferred Stock (the " Qualified Equity Securities"of "QES") for an aggregate consideration of at least Seven Million Dollars ($7,000,000) and with the principal purpose of raising capital (a "Qualified Financing"), then the outstanding principal balance and accrued but unpaid interest on the Notes shall automatically convert into such number of shares of such Qualified Equity Securities obtained by dividing (i) the principal and accrued interest under the Notes by ii) 67% of the QES price; under the same terms as those agreements entered into by the Company and the other purchasers of the Qualified Equity Securities.

Convertible Promissory Note

The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $300,000.00
Maturity Date: June 30, 2025
Interest Rate: 7.0%
Discount Rate: 33.0%
Valuation Cap: None
Conversion Trigger: A qualifying event (or at the option of the holder)

Material Rights

There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.92 per share.

In the event the Company consummates, prior to the Maturity Date, an equity financing, pursuant to which it sells shares of Preferred Stock (the " Qualified Equity Securities"of "QES") for an aggregate consideration of at least Seven Million Dollars ($7,000,000) and with the principal purpose of raising capital (a "Qualified Financing"), then the outstanding principal balance and accrued but unpaid interest on the Notes shall automatically convert into such number of shares of such Qualified Equity Securities obtained by dividing (i) the principal and accrued interest under the Notes by ii) 67% of the QES price; under the same terms as those agreements entered into by the Company and the other purchasers of the Qualified Equity Securities.

What it means to be a minority holder

As a minority holder of Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,890.00
  Number of Securities Sold: 289,000
  Use of proceeds: Included as part of a debt transaction to raise $3,000,000 (see debt section).
  Date: March 22, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $930,000.00
  Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.
  Date: October 29, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,435,014.91
  Number of Securities Sold: 1,075,086
  Use of proceeds: Working Capital
  Date: April 30, 2022
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.
  Date: May 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,594,921.96
  Number of Securities Sold: 683,141
  Use of proceeds: Working Capital
  Date: April 07, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $12,210,800, up 32% compared to fiscal year 2022 revenue of $9,247,465. Hardware revenue also increased by 35%, to $8,147,480. Lifestyle application revenue increased by 31%, to $3,398,026. B2B revenue increased by 8.5%, to $665,293.

Cost of goods sold

Cost of goods sold in 2023 was $5,623,213, a 30% increase from costs of $4,572,469 in fiscal year 2022. This change was largely in line with the increases in top-line revenue.

Gross Margins

2023 gross profit was $6,558,812 compared to $4,674996 in 2022, representing a 40% increase. Most of the increase in gross profit was due to greater revenues. Gross profit also increases from 51% to 54% of revenue due to improved product margins, particularly with subscription products.

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and research and development expenses, and other general expenses. Expenses in 2023 increased by approximately $406,301, from 2022, from $7,253,242 to $7,659,543. Most of this increase was due to additional R&D along with increased engineering expenses.

Historical results and cash flows:

As of November 2024, we have achieved year-over-year revenue growth through our November close, but our forecasted revenue growth for the year will be less than our growth in 2023. This is the result of overall slower growth in both Hardware and Lifestyle applications, as our focus has been to invest in expanding our business verticals which revenue year-to-date is already $981,743, a 48% increase over last year.

In 2025, we are optimistic that we will be able to return to stronger revenue growth due to increasing demand for our products, expanding business-to-business verticals, and deeper/broader key partnerships all of which are already contributing to further demand.

In the years 2019 through 2024, we experienced negative cash flow as we invested in substantial growth since the Company's inception in December 2018. We believe that the level of investment needed to maintain organic growth and build a larger successful company will be less in 2025 than it has been in the last few years, as we take advantage of our past investments.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 13, 2024, the Company has the following capital resources

1. Cash on hand of $820,517.46

2. The Company has outstanding debt and additional borrowing capacity. The Company owes $3m in senior secured debt to WindSail Capital Group, with interest and fees due monthly and principal due March 22, 2027. The Company has an excellent relationship and additional borrowing is likely possible.

3. WindSail Capital Group may also support Company borrowing via the following firms with whom Tempest has no outstanding balance but has established positive relationships and capacity. Funds currently available are $610,000 via ClearCo. $390,000 via Shopify Capital and $100,000 via PayPal Financing. Other than WindSail Capital Group, as of December 13, 2024, the Company has no other advances outstanding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds raised from this campaign will be helpful but not critical to our operations. We have funds available from multiple sources.

We have short-term borrowing capacity with several financing companies. In the past, the Company has raised funds from convertible promissory notes issued to professional investors and may issue additional notes. Furthermore, in the past, the Company has received advances from WFn Holdings Inc, a company with substantial common ownership with the Company, and may receive additional advances as required. We believe the Company could find debt and/or equity funding from other sources as required.

Moreover, we believe the Company currently has revenues and gross margins sufficient to maintain the Company's operations if required. We are raising additional funds because we are currently investing in maximizing the long-term potential of the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign are not necessary for the Company to be viable. We believe the Company currently has revenues and gross margins sufficient to maintain the Company's operations if required. We are raising additional funds because we are currently investing in maximizing the long-term potential of the Company. We also have other sources of funds available.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate the Company indefinitely if we raise the minimum. We believe the Company currently has revenues and gross margins sufficient to maintain the Company's operations if required. We are raising additional funds because we are currently investing in maximizing the long-term potential of the Company. We also have other sources of funds available to us.

How long will you be able to operate the company if you raise your maximum funding goal?

We can operate the Company indefinitely if we raise the maximum. We believe the Company currently has revenues and gross margins sufficient to maintain the Company's operations if required. If we raise our maximum funding goal we will believe we can invest in maximizing the long-term potential of the Company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

In the past, the Company has raised funds from convertible promissory notes issued to professional investors and may issue additional notes in the future. We discussed equity financing with multiple venture capital firms and other firms that facilitate equity financing prior to choosing StartEngine as the most appropriate option for the Company. We believe the Company will find the appropriate debt and/or equity funding from the optimal source for the Company as required.

Indebtedness

- Creditor: WindSail Capital Group
  Amount Owed: $3,084,450.00
  Interest Rate: 9.5%
  Maturity Date: March 22, 2027

- Creditor: Contract Manufacturers & Parts Supplier
  Amount Owed: $332,591.42
  Interest Rate: 0.0%
  30-60 days, variable by invoice.

- Creditor: Current credit card balances
  Amount Owed: $76,241.05
  Interest Rate: 0.0%

- Creditor: Trade accounts payable and other liabilities
  Amount Owed: $116,523.02
  Interest Rate: 0.0%

- Creditor: Convertible Note Holders
  Amount Owed: $1,137,579.00
  Interest Rate: 7.0%
  Maturity Date: June 30, 2025
  See the Company Securities section, above, for further information

- Creditor: Convertible Note Holders
  Amount Owed: $352,500.00
  Interest Rate: 7.0%
  Maturity Date: June 30, 2025
  See the Company Securities section, above, for further information

Related Party Transactions

- Name of Entity: WFn Holdings Inc.
  Names of 20% owners: Daniel "Buck" Lyons
  Relationship to Company: A former parent company to WeatherFlow-Tempest, Inc. There is a significant amount of common ownership with the Company. The Company licenses data from WFn Holdings under terms favorable to the Company.
  Nature / amount of interest in the transaction: The net balance on deposit with WFn Holdings by the Company as of December 31, 2023, and 2022, were $259,061 and $53,076, respectively. As of December 5th, 2024 the net balance on deposit with WFn Holdings by the Company is $59,407. The Company revenues included revenues for WFn Holdings Inc. As of December 31, 2023, and December 31, 2022, the expense paid to WFn Holdings Inc, was in the amount of $426,300 and $425,200 respectively.
  Material Terms:

- Name of Entity: Synoptic Data PBC
  Names of 20% owners: N/A
  Relationship to Company: A Company in which WFn Holdings Inc owns a minority stake.
  Nature / amount of interest in the transaction: Synoptic may generate additional revenue for the Company on an intermittent basis. Included revenues from Synoptic Data PBC. As of December 31, 2023 and 2022, the Company's revenue from Synoptic Data PBC was in the amount of $10,286 and $22,923 in each year respectively.
  Material Terms:

- Name of Entity: TOA Systems LLC
  Names of 20% owners: N/A
  Relationship to Company: It was a wholly owned subsidiary of WFn Holdings Inc., a Related Party. All assets of TOA Systems LLC were sold in August 2024
  Nature / amount of interest in the transaction: TOA Systems LLC sold sensor systems to detect lightning strikes and licensed data from an installed base of sensors forming a global lightning network. In 2022 the Company executed an agreement with TOA, whereby it had an option to gain exclusive rights to license data in the US under terms thought favorable to the Company. This agreement was dissolved in 2024 under terms deemed fair and reasonable for the Company. TOA Systems LLC is no longer a Related Party.
  Material Terms:

Valuation

Pre-Money Valuation: $53,397,336.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis, assuming full vesting and execution of all shares and options held by employees. With the initiation of this offering, the Company has two classes of stock, Common Stock including all stock issued prior to this offering, and a new class of Preferred Stock offered in this offering. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,230,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your future ownership.

The Company set its valuation internally with the help of advice from multiple third parties.

The total number of shares outstanding on a fully diluted basis (17,799,112 shares) includes 15,536,737 shares issued, 262,375 shares to be issued pursuant to stock options, reserved but unissued, and 2,937,625 shares issued pursuant to stock options issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  50.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Company Employment
  24.5%
  Compensating recently hired team members and new team members for product management, marketing, and product development.

- Marketing
  20.0%
  Online advertising, other advertising, and other marketing communications.

If we raise the over allotment amount of $2,000,001.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  36.5%
  Online advertising, other advertising, and other marketing communications.

- Company Employment
  38.0%
  Compensating recently hired team members and new team members for product management, marketing, and product development.

- Inventory
  20.0%
  Maintain an optimal supply of finished goods for maximizing sales. Purchase parts in advance of manufacturing to reduce risk of supply chain issues.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://tempest.earth (https://weatherflow.com/about-us/investors/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/weatherflow-tempest

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR WeatherFlow-Tempest, Inc.

[See attached]

WEATHERFLOW-TEMPEST, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
WeatherFlow-Tempest, Inc.
Santa Cruz, California

Opinion

We have audited the financial statements of WeatherFlow-Tempest, Inc., which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of WeatherFlow-Tempest, Inc., as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WeatherFlow-Tempest, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WeatherFlow-Tempest, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WeatherFlow-Tempest, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WeatherFlow-Tempest Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

December 9, 2024
Los Angeles, California

WeatherFlow-Tempest, Inc.
Balance Sheet

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	633,307	$	289,085
Accounts receivable—net		606,570		249,443
Inventories		846,478		547,806
Due from related parties		359,061		153,076
Prepaids and other current assets		453,094		1,003,168
Total current assets		2,898,510		2,242,578
Property and equipment, net		8,531		38,587
Intangible assets		50,000		61,000
Security deposits		1,192		1,192
Total assets	$	2,958,233	$	2,343,357
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	789,509	$	1,196,888
Credit Card		79,244		97,310
Short-term borrowings		1,369,719		611,206
Deferred Revenue		33,001		1,075
Due to related parties		-		-
Other current liabilities		276,505		194,592
Investor Advance		-		-
Total current liabilities		2,547,978		2,101,071
Convertible Note		1,230,000		1,230,000
Total liabilities		3,777,978		3,331,071
STOCKHOLDERS EQUITY				
Common Stock		15,677		14,961
Additional Paid In Capital		7,098,841		5,470,126
Subscription receivable		-		-
Equity issuance costs		(338,731)		(179,285)
Accumulated Deficit		(7,595,532)		(6,293,516)
Total stockholders' equity		(819,745)		(987,714)
Total liabilities and stockholders' equity		2,958,233		2,343,357

See accompanying notes to the financial statements

WEATHERFLOW-TEMPEST INC.
STATEMENTS OF OPERATIONS

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net revenue	$	12,210,800	$	9,247,465
Cost of goods sold		5,651,988		4,572,469
Gross profit		**6,558,812**		**4,674,996**
Operating Expenses:				
General and administrative		5,825,702		5,574,292
Research and development		483,296		143,229
Sales and marketing		1,350,545		1,535,721
Total operating expenses		**7,659,543**		**7,253,242**
Operating income/(loss)		(1,100,731)		(2,578,246)
Interest expense		200,506		155,966
Other Loss/(Income)		(21)		13,286
Income/(Loss) before provision for income taxes		**(1,301,216)**		**(2,747,498)**
Provision/(Benefit) for income taxes		800		800
Net income/(Net Loss)	**$**	**(1,302,016)**	**$**	**(2,748,298)**

See accompanying notes to the financial statements

4

WeatherFlow-Tempest Inc.
Statements of Changes in Stockholders' Equity

(in , $US)	Common Stock		Additional Paid In Capital	Subscription Receivable	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
Balance—December 31, 2021	12,900,123	$ 12,900	$ 3,927,901	$ (53,431)	$ (75,314)	$ (3,545,218)	$ 266,838
Capital contribution	1,908,471	1,908	1,604,011	53,431	(103,971)	-	1,555,379
Stock-based compensation	153,002	153	(61,786)	-	-	-	(61,633)
Net income/(loss)	-	-	-	-	-	(2,748,298)	(2,748,298)
Balance—December 31, 2022	14,961,596	$ 14,961	$ 5,470,126	$ -	$ (179,285)	$ (6,293,516)	$ (987,714)
Capital contribution	542,496	542	1,662,825	-	(159,446)	-	1,503,921
stock based compensation	173,645	174	(34,110)	-	-	-	(33,937)
Net income/(loss)	-	-	-	-	-	(1,302,016)	(1,302,016)
Balance—December 31, 2023	15,677,737	$ 15,677	$ 7,098,841	$ -	$ (338,731)	$ (7,595,532)	$ (819,745)

See accompanying notes to financial statements.

WeatherFlow-Tempest Inc.
Statements of Cash Flows

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(1,302,016)	$	(2,748,298)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation of property		35,414		17,286
Amortization of intangibles		11,000		10,000
Share based compensation		34,110		61,786
Changes in operating assets and liabilities:				
Accounts receivable		(357,127)		(79,635)
Inventory		(298,672)		49,821
Prepaid expenses and other current assets		550,074		(618,658)
Accounts payable and accrued expenses		(407,379)		884,404
Deferred Revenue		31,926		(16)
Credit Cards		(18,066)		(21,958)
Other current liabilities		81,913		88,401
Net cash used in operating activities		**(1,638,823)**		**(2,356,867)**
CASH FLOW FROM INVESTING ACTIVITIES				
Disposal of property and equipment		(5,358)		-
Purchases of intangible assets		-		-
Net cash used in investing activities		**(5,358)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Short term borrowing, net of payments		758,513		494,047
Due to/from related parties, net of payments		(205,985)		(167,922)
Borrowing on Convertible Notes		-		300,000
Investor advances		-		(300,000)
Equity issuance costs		(159,446)		(103,971)
Subscription receivable		-		53,431
Issuance of common stock		716		2,061
Share based compensation		(34,110)		(61,786)
Capital contribution		1,628,715		1,542,225
Net cash provided by financing activities		**1,988,403**		**1,758,085**
Change in cash		**344,222**		**(598,782)**
Cash—beginning of year		289,085		887,867
Cash—end of year	$	**633,307**	$	**289,085**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	114,406	$	76,828
Cash paid during the year for income taxes	$	800	$	800

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Weatherflow-tempest, inc. operates in the private weather industry, selling products and providing services that deliver weather data – both observations and forecasts. Products and services include weather stations systems, weather meters, subscription applications, SaaS tools and licensed data.

WeatherFlow-Tempest, Inc. was founded on December 26, 2018, in the state of Delaware, originally as a wholly owned subsidiary of WFn Holdings, Inc..   As a result of a spin-off agreement effective April 1, 2021, WeatherFlow-Tempest, Inc. is no longer a subsidiary of WFn Holdings Inc.

The financial statements of WeatherFlow-Tempest, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Cruz, California.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $381,733 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	5 years
Leasehold improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Intangible Assets

The Company capitalizes professional fees incurred in connection with patenting its intellectual property, which will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Income Taxes

WeatherFlow-Tempest, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

· Online Sales: Revenue is recognized at point-in-time when the goods are shipped or delivered to the customer.

· Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of weather stations systems and weather meters, and from subscription applications, SaaS tools and licensed data.

Cost of sales

Costs of goods sold include the cost of hardware costs, freight and delivery, packaging, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $993,289 and $942,663, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Equity Issuance Costs

Equity issuance costs are costs that are directly attributable to issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company recognizes these costs as a reduction in proceeds from issuance of stock.

Stock Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 9, 2024, which is the date the financial statements were issued.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,		2023		2022
Finished goods	$	846,478	$	547,806
Total inventories	**$**	**846,478**	**$**	**547,806**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and, accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of:

As of December 31,		2023		2022
Employee advances	$	861	$	-
Prepaid production expenses		379,496		959,866
Vat tax		12,209		-
Prepaid Opex		48,374		43,000
Prepaid insurance		12,154		302
Total prepaid expenses and other current assets	**$**	**453,094**	**$**	**1,003,168**

Other current liabilities consist of:

As of December 31,		2023		2022
Pension payable	$	93,420	$	99,817
Accrued interest		181,164		95,064
Sales tax payable		1,121		(289)
Income tax payable		800		-
Total other current liabilities	**$**	**276,505**	**$**	**194,592**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of December 31,		2023		2022
Computer equipment	$	14,421	$	39,607
Furnitures and fixtures		12,350		23,971
Machinery and equipment		72,187		74,017
Leasehold improvements		5,377		5,377
Property and Equipment, at Cost		**104,335**		**142,972**
Accumulated depreciation		(95,804)		(104,385)
Property and Equipment, Net	**$**	**8,531**	**$**	**38,587**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $35,414 and $17,286, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023, and 2022, intangible asset consists of:

As of December 31,	2023	2022
Intelectual Property - BarometerTempest	$ 100,000	$ 100,000
Intangible assets, at cost	**100,000**	**100,000**
Accumulated amortization	(50,000)	(39,000)
Intangible assets, Net	**$ 50,000**	**$ 61,000**

Amortization expense for patents for the fiscal year ended December 31, 2023, and 2022 was in the amount of $11,000 and $10,000 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

For The Year Ended December 31,	Amortization Expense
2024	$ 10,000
2025	10,000
2026	10,000
2027	10,000
Thereafter	10,000
Total	**$ 50,000**

7.   LEASES

The Company has one operating lease for business premises, The Company's lease matures in 2024. Monthly payments are $3,960. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating lease as of December 31, 2023 and 2022 were six months.

The operating lease may be cancelled at any time by mutual agreement of both parties.

Rent expense was in the amount of $157,138 and $136,879 for the years ended December 31, 2023 and 2022, respectively

Future minimum lease payments are as follows:

For The Year Ended December 31,	
2024	$ 19,803
2025 and thereafter	-
Total future minimum operating lease payments	**$ 19,803**

8. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Shares with a par value of $0.001. As of December 31, 2023, 15,677,737 shares have been issued and are outstanding. As of December 31, 2022, 14,961,596 shares were issued and outstanding.

Each unit of common stock is entitled to one vote and holders of common stock are not entitled to dividend distributions.

9. EQUITY INCENTIVE PLAN

During 2021, the Company authorized the Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company grants stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (Years)	4.00
Risk-free interest rate	3.80%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	267,366	$ -	2.67
Granted	282,050	-	-
Exercised	(153,002)	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	**396,414**	**$ -**	**2.32**
Exercisable Options at December 31, 2022	**-**	**$ -**	**-**
Granted	36,899	-	-
Exercised	(173,645)	-	-
Expired/Cancelled	(3,750)	-	-
Outstanding at December 31, 2023	**255,918**	**$ -**	**2.19**
Exercisable Options at December 31, 2023	**-**	**$ -**	**2.19**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023 and 2022, the Company recognized stock-based compensation expense of $34,110 and $61,786, respectively.

10. DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of Year Ended December 2023			As of Year Ended December 2022		
Debt Instrument Name					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible notes - 2021	$ 930,000	7%	2021	2025	$ -	$ 930,000	$ 930,000	$ -	$ 930,000	$ 930,000
Convertible notes - 2022	$ 300,000	7%	2022	2025	-	300,000	300,000	-	300,000	300,000
Total					$ -	$ 1,230,000	$ 1,230,000	$ -	$ 1,230,000	$ 1,230,000

At the Maturity Date for each Convertible Note, the Company will pay the holder of each Note outstanding an amount equal to the sum of all accrued and unpaid interest due on such Note and the outstanding principal balance of such Note. Prior to the Maturity Date, any or all Notes may convert to Common Stock or Preferred Stock pursuant to the following events:

Optional Conversion to Common Stock. At any time prior to the closing of a Qualified Financing or the Maturity Date, Note Holders may convert any or all of the outstanding principal balance and accrued but unpaid interest on the Notes into such number of shares of Common Stock obtained by dividing (i) the optionally converted principal and accrued interest under this Note by (ii) the Common Stock Conversion Price. The Common Stock Conversion Price for Notes issued prior to December 1, 2021, is $1.45 per share. The Common Stock Conversion Price for Notes issued on December 15, 2022, is $1.92 per share.

Automatic Conversion Upon Qualified Financing. In the event the Company consummates, prior to the Maturity Date, an equity financing, pursuant to which it sells shares of Preferred Stock (the " Qualified Equity Securities"of "QES") for an aggregate consideration of at least Seven Million Dollars ($7,000,000) and with the principal purpose of raising capital (a "Qualified Financing"), then the outstanding principal balance and accrued but unpaid interest on the Notes shall automatically convert into such number of shares of such Qualified Equity Securities obtained by dividing (i) the principal and accrued interest under the Notes by ii) 67% of the QES price; under the same terms as those agreements entered into by the Company and the other purchasers of the Qualified Equity Securities.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Short-term borrowings

The Company has an extended, long-term financing agreement with Amazon, PayPal, and Shopify during the years ended December 31, 2022 and 2023, which has been included under short-term borrowings. The Company also had extended long-term financing agreements with Clearbank, during the year ended December 30, 2023, and 2022, which have been included under short-term borrowings.

11. INCOME TAXES

The provision for income taxes for the years ended December 31, 2023, and 2022 consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$ (388,522)	$ (820,092)
Valuation Allowance	388,522	820,092
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (2,266,507)	$ 1,321,638
Valuation Allowance	2,266,507	(1,321,638)
Total deferred tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $7,595,532, and the Company had state net operating loss ("NOL") carryforwards of approximately $7,595,532. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

12.   RELATED PARTY

The Company has deposits from WFn Holdings Inc., the Company's former parent company, which has substantial common ownership with the Company.   As of December 31, 2023, and December 31, 2022, the outstanding receivables were in the amount of $359,061 and $153,076, respectively.

The Company's expenses included charges from WFn Holdings, Inc. As of December 31, 2023, and December 31, 2022, the expenses paid to WFn Holdings Inc, were in the amount of $426,300, and $425,200, respectively.

The Company's revenues include revenues from Synoptic Data PBC, a Company in which WFn Holdings Inc owns a minority stake. As of December 31, 2023 and 2022, the Company's revenue from Synoptic Data PBC, were in the amount of $10,286, and $22,924, respectively.

13.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

14.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through December 9, 2024, which is the date the financial statements were available to be issued.

On March 21, 2024, the Company board approved the increase of stock available through the Equity Incentive plan to a total of 3,000,000 shares. At the same time the board approved the grant and issuance of 2,000,000 shares of Common Stock to the Chief Operating Officer with a strike price of $1, and vesting as follows: 500,000 shares vest on May 31, 2024; 37,500 shares vest on June 30, 2024, and on the very last day of each month thereafter until 2,000,000 total shares vest on September 30, 2027.

As of March 22, 2024 the Company obtained a $3,000,000 senior secured debt facility from WindSail Capital Group, and the Company has drawn down $3,000,000 to i) replace other short-term debt and ii) fund operations. The facility requires monthly interest only payments based on an annual rate of 9.5%. The debt also accrues interest to principal at 5% annually. The principal balance and accrued interest are due March 22, 2027. As part of the transaction consideration, the Company granted WindsSail a warrant for the purchase of 289,000 shares at $0.001 per share. WindSail subsequently executed the warrant, purchasing 289,000 shares on June 14, 2024.

As of August 1, 2024 the Company terminated an agreement to license lightning data from TOA Systems LLC, a subsidiary of WFn Holdings Inc. Under the updated agreed terms, WFn Holdings agreed to sell 450,000 shares of WeatherFlow-Tempest common stock held by WFn to the Company at a favorable price of $0.15 per share. The shares were originally provided to WFn Holdings as part of the consideration for an exclusive license to global lightning data. Lightning data was provided to the Company, per the agreement, however WFn was unable to meet all the terms of that long-term agreement. The additional 245,000 shares of the Company's common stock provided to WFn Holdings at the inception of the exclusive license agreement have been acknowledged as the full consideration for the lightning data utilized by the Company from

June 30, 2021 through December 31, 2024. No other payment is due WFn for licensing lightning data. The Company retains availability to license lightning data from WFn Holdings at a below market price in the future, if it's beneficial to the Company.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF WEATHERFLOW-TEMPEST

Controlling the Cost of Weather

We're a technology company helping the world better manage the enormous impact of weather. Our exclusive data and AI-driven modeling are designed to provide more accurate weather information, better decision-making and drive measurable cost savings for customers.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

77°
Tempest°
Controlling the Cost of Weather

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$3.00 Per Share

PREVIOUSLY CROWDFUNDED
$4,032,438.73

MIN INVEST
$390

VALUATION
$53.4M

REASONS TO INVEST



- With more than 125,000 paying customers and 5 million users, we've generated more than $50 million in revenue and are disrupting the growing $10 billion market for weather data and decision support.



- Data from an expanding network of 80,000+ stations creates a competitive barrier and feeds patented, AI-driven

Nearcast™ Technology delivering more accurate on-site near-term forecasts.

 We've expanded our elite owner/operator team and standardized products targeted at B2B markets. These steps, along with critical mass in our data network, are helping to grow recurring revenue from business customers.

TEAM



Buck Lyons • CEO, Principal Accounting Officer, Director, and Chairman

After early career years in finance, Buck has many years experience building and selling start-ups in a variety of industries. He has been involved in the weather and environmental space since 2000 when he co-founded WFn Holdings. He also co-founded environmental data aggregator Synoptic Data PBC in 2012. Buck holds a BA in Mathematics from Middlebury College and MBA from Stanford University.

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Eddie Dingels • Chief Operating Officer, and President

Eddie brings over 15 years of experience as a seasoned business and technology executive, with a strong foundation in product development and engineering. His career spans diverse leadership roles in the weather and digital space. At WeatherBug, Eddie led the consumer weather brand through a period of dynamic growth in revenue and profit. Previous to Tempest, he served as the CTO at GroundTruth, where he spearheaded strategic initiatives through product, technology, and data science.

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David St. John • Chief Technology Officer

Starting his career at General Dynamics, David has since been involved with several successful start-ups. His entrepreneurial streak began with a venture formed during graduate school. David has strong expertise in both hardware and software, with a BS in Engineering from the University of Florida and an MS in Engineering from the University of California. An avid wind & water sportsman, his passion around creating better weather data was born of a selfish desire to get more time on the water (saving the world is just icing on the cake).

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Corrine Butcher • Chief Information Officer



After starting her career at United Parcel Service and the US Social Security Administration, Corrine quickly became a star programmer at WFn Holdings. She was an obvious choice for her current role as we founded WeatherFlow-Tempest. With a master's degree in Computer Science and a flair for design, Corrine oversees the development & maintenance of our apps, SaaS tools and API.

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Marty Bell, Ph.D. • Chief Science Officer, and Head of Business Development



A New Zealand native, career Atmospheric Scientist and avid outdoorsman, Marty fronts an energetic team of Ph.D. atmospheric scientists (the "Drs Office") developing Tempest's Nearcast™ Technology. Marty has also recently assumed the role of Head of Business Development where he leads strategic business-to-business sales and sales team. Marty earned his bachelor and doctorate degrees in Chemical Engineering from the University of Canterbury.

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Michele Redmon • Director of Marketing



Michele simply makes all our marketing communications go. As she has done for several previous entities, she expertly injects highly technical products and technology with life and personality to make them relatable for a variety of audiences. Her average week at WeatherFlow-Tempest includes a variety of PR planning, content strategy and creation, copyediting, ad execution and analysis, and project management. She ruined the curve while getting her BA from the University of North Carolina, and she has continued demanding a lot from herself and others ever since.

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Phillip Atkinson • Founder, Director



Phil co-founded WeatherFlow-Tempest and is currently a valuable member of our Board of Directors. He designed the patented Tempest sonic anemometer and has actively contributed to the design of coming products. Phil has a full-time role serving as President/COO of WFn Holdings, an affiliate company that provides us key industrial grade weather data. He has 30 years of experience designing and maintaining weather station networks, after starting his career designing missile systems at Lockheed. He completed coursework at MIT and holds a BS from Harvard.

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Michael Samols • Consultant and Director



A trusted strategic advisor and member of the Board of Directors, Michael has more than 20 years of experience leading and consulting successful start-ups. From early years as an investment banker to successful start-up executive to venture capitalist, and now a private investor, Michael is an invaluable asset with a wealth of knowledge and expertise. Michael holds a BS from Harvard and an MBA from Stanford University.

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THE PITCH

Save Money, Time, and Resources with Tempest

Our mission is to help the world better understand and control the enormous impact of weather. Our cutting-edge hardware and software solutions enable better results for businesses and individuals, saving money, time, and other valuable resources. Tempest products are powered by Nearcast™ Technology, our unique site-specific weather intelligence created with industry-leading AI modeling and proprietary weather observations from one of the world's largest managed networks. As our data network grows and the overall impact of weather increases, Tempest solutions are only becoming more valuable.

$50,000,000 Revenue to date	**125,000** Paying customers
5,000,000 Active users	**80,000** Tempest network

Weather Technology Built on Better Data

As the global economy contends with the effects of changing weather, Tempest meets the increasing demands for better decisions based on more accurate weather observations and forecasts. Our patented Nearcast™ Technology is designed to provide customers with point-specific weather information where and when they need it, to enable cost-saving decision-making for individuals, businesses, and governments.

Backed by a team of Ph.D. atmospheric and data scientists, seasoned business executives, and skilled engineers, we have achieved customer growth of 50% since we completed our previous capital raise and revenues now exceed $12 million annually. We plan to expand the network and focus on increasing business-to-business revenue in key vertical markets.

THE PROBLEM & OUR SOLUTION

A Comprehensive Answer to Weather's Costly Impact

Each year, severe weather costs the global economy over $1 trillion[1]. Yet, severe events are only a small fraction of the impact on the $94 trillion+ global economy, as the cost of weather is felt in business and daily life. More localized, accurate weather information is critical for better decisions and saving scarce resources—for both consumers and enterprises.



COSTS AROUND WEATHER

Source

Nearcast™ Technology, our point-specific weather information solution, uses best-of-breed, zero-maintenance hardware, comprehensive observational data, AI-based weather modeling, and innovative mobile applications to deliver improved decision support so our customers can know what is happening now, later today, and tomorrow—when the impact of the weather will be greatest on them.

Our revenue comes from three synergistic sources:

1. From sales of our hardware and app based **Tempest Systems** through direct to consumer channels (B2C), direct sales to businesses (B2B), and consumer sales originated via our Business Partner program.

2. Recurring annual subscription revenue from our family of **Lifestyle Apps** which are powered by our Nearcast™ Technology, including the 80,000+ node Tempest Network.

3. Recurring revenue from our **Business Platform**, which supplies our powerful weather data and decision support through SaaS tools and via API.

Using our technology, businesses and consumers make informed decisions that save costs and scarce resources while optimizing performance across various uses.

THE MARKET & OUR TRACTION

Meeting the Growing Demand for Weather Data and Decision Support

Weather impacts sectors across the global economy, including agriculture, energy, insurance, transportation, and tourism. As a result, there is already over $10 billion in annual revenue generated by private firms helping to manage this impact[2].


$94T
$10T
$6.2T
$900B
$5.8T
$4.7T
$2.9T
Weather Impacts huge swaths of the **$94 Trillion** Global Economy
Weather Decision Support already represents a **$10 billion** industry
An increasingly **Data-Driven Economy** combined with Climate Change creates a **Huge Opportunity.**

We are expanding our presence in the weather decision support market with our patent-protected, proprietary technology. Our large consumer market includes everyone from passionate outdoorsmen to concerned families to smart home mavens determined to save energy and water. Business vertical markets showing results include irrigation, smart energy, utilities, broadcast TV, commercial real estate, insurance, and select others—and now it's time to supercharge them.

Focus on Measurable Value

Our products utilize hardware and software to service both consumers and businesses, yet we have a powerful singular focus: We produce products with proprietary data, and we target customers for whom we create discernible value with our better weather information and decision insights.

Tempest home weather systems are sold to individuals and families who value better information and greater efficiency. Weather enthusiasts inherently value better observations and forecasts tailored to where they live. Many customers simply value a healthy lawn and landscape while using resources efficiently. Smart energy customers want to maximize comfort and optimize power usage. Likewise, concerned parents, second-home owners, and other target personas value specific outcomes that matter to them.

The Tempest easily connects to smart home products to help manage daily life, save money, and optimize scarce resources. We've supercharged our market by integrating and partnering with device companies such as Rachio, the leading provider of smart sprinkler controllers; we have sold more than 10,000 Tempest Systems to their customers.



CASESTUDY

- Market leader in smart home irrigation

- 200 billion gallons of water saved

- More than $3 million in Tempest sales



Our complementary **Lifestyle Applications** are designed for passionate users who prioritize accurate observations and forecasts in the places where they pursue their favorite activities. Taking advantage of the vast proprietary Tempest Network plus all other relevant data, these applications provide tailored information that allows customers to maximize the precious time used for planning and pursuing their passion. These apps fully leverage our Nearcast Data to provide a fast-growing source of annually recurring revenue, which now exceeds $3.5 million.

CASE STUDY
FISHWEATHER



- ○ **Huge untapped addressable market**

- ○ **Fast growing active users, now exceed 600,000**

- ○ **2025 focus on advancing product and growing subscribers**

Our **Business Platform** is a source of system sales and scaling recurring revenue. We are increasingly successful with standardized SaaS and DaaS products and already seeing the results of sales efforts within a few key vertical markets. These markets include smart home device companies related to irrigation and energy, utilities, and local television stations. We also continue to have success with select larger companies (e.g. Disney), where our hyper-local weather information and our easy-to-use, robust API integrate powerfully with existing systems. With all targeted business customers, we have an opportunity to expand the network of Tempest Systems directly through business sales and indirectly through our Business Partner program.



CASESTUDY
Disney

- Weather safety at Disney properties
- Co-branded Safety and Science Kit
- Co-marketed Heat Safety Solution

AIR PRESSURE AND WEATHER
WHICH WAY IS THE WIND BLOWING?
SAMPLE GRAPH
Disney's WILD ABOUT SAFETY
Disney HEAT
HeatAlert

**Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.*

Additional Highlighted Partners



Disney Husqvarna NASCAR SIG

Meterologist-in-charge, NWS
Forecast Office, Eastern
Region



"Data from
WeatherFlow is
absolutely crucial to
our warning
operations"

...

Peter Nakada, Stone Ridge
Asset Management, New York



"The global
insurance industry
will clearly benefit
greatly as
WeatherFlow's
footprint expands."

...

The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results.

Since our Last Raise

Since our last raise on StartEngine we have achieved the following milestones:

- Launched commercial-grade cellular-enabled TempestOne Systems and standardized our SaaS and API offerings for business customers.
- Expanded strategic partnerships with Amazon, Weather Channel, and Disney. B2B recurring revenue growth accelerated with both large and small customers.
- Added proven executive Edward Dingels as COO and President, increased our B2B sales force, and grew our overall elite team.
- Grew the number of installed Tempest sensors from 45,000 to over 80,000 - amplifying the world's largest managed weather station network.



Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.

In The Media



WHY INVEST

Delivering a Meaningful Impact

New Preferred Stock

We are issuing preferred stock to Tempest investors in this campaign. Investors will hold preferred shares that receive a positive return on investment before common shareholders receive any funds, should a liquidity event occur. Preferred shares convert to common stock (types owned by founders, employees, and other stockholders) when that is favorable, e.g., the company is sold, and conversion will generate a higher return.

Focus on Our Advantages

We have a singular focus on creating measurable value for our customers, saving costs, and improving outcomes. Our unique weather data has opened up huge opportunities within suited targeted markets. Our hardware and software-based products are based on our powerful Nearcast Technology and other proprietary advantages, including an 80,000-node Tempest Network. Enabled by a passionate elite team, our traction now includes 125,000 customers, 5 million active users, and $50 million in revenue to date. We are striving to create tremendous value for customers, employees, investors - and to save scarce resources in the process.

Join us by investing in Tempest!

2019	Company founded with valuable IP and experienced team.
2020	Tempest Weather System and Nearcast technology launched.
2021	AI-based modeling operational as brand recognition soars.
2022	Lifestyle apps thriving on expanding IP and Tempest Network.
2023	Tempest Network exceeds 50,000 as Nearcast Data drives all revenue.
2024	Business revenues accelerate as the Network surpasses 80,000.

Explore More Investment Opportunities on StartEngine!

Looking for more investment options in the tech space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS

921 S Clyde Morris Blvd
Daytona Beach, FL 32114

WEBSITE

View Site ⬀

We're a technology company helping the world better manage the enormous impact of weather. Our exclusive data and AI-driven modeling are designed to provide more accurate weather information, better decision-making and drive measurable cost savings for customers.

TERMS

WeatherFlow-Tempest

Overview

PRICE PER SHARE
$3

VALUATION
$53.4M

DEADLINE ⓘ
Mar. 18, 2025 at 11:59 PM UTC

FUNDING GOAL ⓘ
$10K - $2M

Breakdown

MIN INVESTMENT ⓘ
$390

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$2,000,001

SHARES OFFERED
Preferred Stock

MIN NUMBER OF SHARES OFFERED
3,333

MAX NUMBER OF SHARES OFFERED
666,667

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,958,233	$2,343,357
Cash & Cash Equivalents	$633,307	$289,085
Accounts Receivable	$606,570	$249,443
Short-Term Debt	$2,547,978	$2,101,071

Long-Term Debt	$1,230,000	$1,230,000
Revenue & Sales	$12,210,800	$9,247,465
Costs of Goods Sold	$5,651,988	$4,572,469
Taxes Paid	$0	$0
Net Income	-$1,302,016	-$2,748,298

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale ofCommon Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As a previous investor in Weather-Flow Tempest's StartEngine Offerings, you are eligible for 5% additional bonus shares.

Time-Based Bonus

Early Bird Tier 1

Invest at least $1,000 within the first eight days and receive: 5% Bonus Shares (plus Tempest Hoodie & 10% discount on products)

Early Bird Tier 2

Invest at least $5,000 within the first eight days and receive: 10% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Early Bird Tier 3

Invest at least $15,000 within the first eight days and receive: 15% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Early Bird Tier 4

Invest at least $20,000 within the first eight days and receive: 20% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Flash Perk

Invest at least $1,000 from January 6th to January 10th and receive: 4% bonus shares. (plus Tempest Hoodie & 10% discount on products)

Amount-Based Bonus

Tier 1

Invest at least $600 and receive: Tempest Hoodie

Tier 2

Invest at least $1,200 and receive: 2% Bonus Shares (plus Tempest Hoodie & 10% discount on products)

Tier 3

Invest at least $2,500 and receive: 4% Bonus Shares (plus Tempest Hoodie & 15% discount on products)

Tier 4

Invest at least $5,000 and receive: 6% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Tier 5

Invest at least $10,000 and receive: 10% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Tier 6

Invest at least $20,000 and receive: 15% Bonus Shares (plus Tempest Hoodie & 20% discount on products)

Note: Investors will only receive a single time-based or amount-based bonus, which will be the highest applicable bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

WeatherFlow-Tempest, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Preferred Stock at $3.00 / share, you will receive 220 shares of Preferred Stock, meaning you'll own 220 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

 **ALLEN MARIS**
11 days ago

What is your yearly income and expense? How much runway do you currently have at your burn?

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 1    0

 **W-T Team** ⊚
WeatherFlow-Tempest • 9 days ago

We just completed an audit of our most recent annual financial statements, and are now producing a Form-C draft that further addresses your questions. If we pursue an offering these details will be disclosed in the offering materials. If you are a current investor you have access to information through our investor portal. Please reach out to us team@tempest.earth if you are current investor and need help accessing information.

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↑ 0   ⚑

ML

Manuel Lugo Recart
11 days ago

Hi, how much you are looking to raise and at what valuation? Thank you.

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💬 1   ↑ 0   ⚑

WT

W-T Team

WeatherFlow-Tempest • 9 days ago

Over the last 10 days we have been gauging interest in a future investment opportunity in the company.   Given the strong interest we expect to launch a campaign very soon. We are now finalizing our process including determining our specific raise goal, with offering details to be disclosed in the offering materials. If you reserve shares here there is no obligation to complete an investment.

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↑ 0   ⚑

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HOW INVESTING WORKS

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Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are

permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

WeatherFlow-Tempest, Inc., (the "**Corporation**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"),

DOES HEREBY CERTIFY:

1. That the name of the Corporation is WeatherFlow-Tempest, Inc., and that the Corporation was originally incorporated pursuant to the General Corporation Law on December 26, 2018.

2. That the Certificate of Incorporation of the Corporation is hereby amended by deleting in its entirety, Article IV thereof and inserting in place thereof a new Article IV as set forth in Exhibit A attached hereto (the "**Amendment**"), and is incorporated into this certificate by reference as if fully set forth herein.

3. That the Board of Directors of the Corporation has duly adopted resolutions proposing to amend the Certificate of Incorporation of the Corporation as set forth in Amendment, and the Amendment was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the state of Delaware.

4. That the Amendment was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law of the state of Delaware.

WITNESS WHEREOF, this Amendment has been executed by a duly authorized officer of this Corporation on this 14th day of December, 2024.

WEATHERFLOW-TEMPEST, INC.

By: Signed by: Daniel C. Lyons
DAF5630BD4574B2...
Name: Daniel C. Lyons
Title: Chief Executive Officer

EXHIBIT A

ARTICLE IV: AUTHORIZED STOCK

The total number of shares of stock which the Corporation has authority to issue is Twenty-Five Million (25,000,000) shares, of which (i) One Million (1,000,000) shares shall be designated as preferred stock, $0.00001 par value per share ("**Preferred Stock**"), and (ii) Twenty-Four Million shares shall be designated as common Stock, $0.00001 par value per share ("**Common Stock**").

1. **Voting**. Except as otherwise expressly provided elsewhere or required by applicable law, the holders of Preferred Stock and Common Stock shall vote together as a single class on all matters submitted to a vote of the stockholders, with each such holder or proxy thereof entitled to one (1) vote for each such share held.

2. **Rights**. Shares of Preferred Stock and Common Stock shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, except as expressly set forth in this Article IV.

3. **Preferred Stock Liquidation Preference**. Before any payment shall be made to holders of Common Stock by reason of their ownership thereof, in the event of a Qualified Sale (defined below), the holders of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders from such Qualified Sale, on a *pari passu* basis, an amount per share equal to the greater of (i) Three Dollars ($3.00) per share of Preferred Stock held by holders thereof, and (ii) such amount per share as would have been payable had all such shares of Preferred Stock been converted to Common Stock pursuant to Section 4 immediately prior to such Qualified Sale. If upon a Qualified Sale, the assets of the Corporation available for distribution to its stockholders, or the proceeds from a Qualified Sale payable to the Corporation's stockholders, as the case may be, shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Article IV, Section 3, the holders of Preferred Stock shall share ratably in any distribution of assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes of this Article IV, Section 3, a "**Qualified Sale**" means (a) the sale of all or substantially all of the Corporation's assets to an unrelated third-party in a bona fide sale transaction, or (b) the sale of all or substantially all capital stock of the Corporation to an unrelated third-party in a bona fide sale transaction. Immediately upon payment of the preferential payments set forth in this Article IV, Section 3 to holders of Preferred Stock, without any further action required by or on behalf of the Corporation, all shares of Preferred Stock shall be deemed to be redeemed by the Corporation immediately upon payment of the amounts set forth this Article IV, Section 3, and holders of Preferred Stock shall have no further rights in or to the Corporation or any shares of Preferred Stock, and shall immediately cease to be stockholders of the Corporation.

4. **Optional Conversion**. On or after December 10, 2025, a holder of Preferred Stock may, at the option of the holder thereof, convert each one (1) share of Preferred Stock into one (1) share of Common Stock, which share of Common Stock shall be deemed fully paid and

nonassessable upon the effectiveness of such conversion. A holder of Preferred Stock electing to convert any shares of Preferred Stock to Common Stock shall send a written notice to the transfer agent of the Corporation requesting such conversion. Such written notice shall state therein the number of shares of Preferred Stock to be converted and such conversion shall be effective ten (10) days after the Corporation's receipt of such conversion notice.

5. **Automatic Conversion**. Each and every share of Preferred Stock shall automatically, without any further action by the holder thereof, convert into one (1) fully paid and nonassessable share of Common Stock ("**Automatic Conversion**") upon the initial closing of an offering of the Corporation's common stock under Regulation A promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), or the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, in either case with a price per share of Common Stock equal to or greater than Three Dollars and Thirty Cents ($3.30).

6. **Immediate Effect of Automatic Conversion**. In the event of an Automatic Conversion of shares of Preferred Stock into shares of Common Stock pursuant to Article IV, Section 5, such conversion or conversions shall be deemed to take effect immediately on the date for Automatic Conversion set forth in Article IV, Section 5. Following an Automatic Conversion, the Corporation shall not reissue any shares of Preferred Stock converted pursuant to an Automatic Conversion, and the Corporation shall take any action necessary or desirable by the Corporation's Board of Directors to retire each share of Preferred Stock in accordance with Section 243 of the DGCL, including, without limitation, if necessary or desirable by the Corporation's Board of Directors, (a) filing a certificate of retirement with the Secretary of State of the State of Delaware, and upon the effectiveness of such certificate of retirement, it shall have the effect of reducing the number of authorized shares of Preferred Stock and eliminating all references to Preferred Stock anywhere in this Certificate of Incorporation whatsoever, or (b) amending, or amending and restating, this Certificate of Incorporation to eliminate any and all references to Preferred Stock.

7. **Effect of Conversion**. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided, regardless of whether pursuant to the optional conversion set forth in Article IV, Section 4 or the Automatic Conversion set forth in Article IV, Section 5, such shares of Preferred Stock shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate upon the effectiveness of such conversion, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Preferred Stock so converted shall be retired and cancelled, and the Corporation may thereafter take such appropriate action (without the need for stockholder action regardless of anything to the contrary contained herein) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8. **Reservation of Stock and Procedures**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock to Common Stock pursuant to this Article IV, such number of its shares of Common Stock as shall from time to time be sufficient

to effect the conversion of all outstanding shares of Preferred Stock into shares of Common Stock.

9. **Reacquired Shares and No Further Issuances**. Any shares of Preferred Stock purchased, redeemed, or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition by the Corporation thereof. All such shares of Preferred Stock shall upon their cancellation become authorized but unissued shares of Preferred Stock.

10. **Procedures**. The Corporation may, at the discretion of the Corporation's Board of Directors, from time to time and at any time, establish such policies and procedures relating to the Preferred Stock, conversion, and maintenance thereof, and alter the rights, preferences, and privileges of the Preferred Stock.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



WeatherFlow-Tempest is taking reservations for a possible, upcoming round. Indicate interest today.

startengine

Add to Watchlist



RESERVE NOW

GET A PIECE OF WEATHERFLOW-TEMPEST

Controlling the Cost of Weather

We're a technology company helping the world better understand and manage the enormous impact of weather. Our exclusive data and AI-driven modeling are designed to provide more accurate weather information, aiming to enhance decision-making and potentially drive ...

Show more

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.



77°
Tempest
Controlling the Cost of Weather

$815,991.96 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

PREVIOUSLY CROWDFUNDED
$4,032,438.73

RESERVED
$815,991.96

RESERVATIONS
545

REASONS TO INVEST

- With more than 125,000 paying customers and 5 million users, we've generated more than $50 million in revenue and are disrupting the growing $10 billion market for weather data and decision support.
- Data from an expanding network of 80,000+ stations creates a competitive barrier and feeds patented, AI-driven Nearcast™ Technology delivering more accurate on-site near-term forecasts.
- along with critical mass in our data network, are now boosting recurring revenue from business customers.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TEAM





Buck Lyons • CEO, Director, and Chairman
After early career years in finance, Buck has many years experience building and selling start-ups in a variety of industries. He has been involved in the weather and environmental space since 2000 when he co-founded WFn Holdings. He also co-...
Read More





Eddie Dingels • Chief Operating Officer, and President
Eddie brings over 15 years of experience as a seasoned business and technology executive, with a strong foundation in product development and engineering. His career spans diverse leadership roles in the weather and digital space. At WeatherBu...
Read More





David St. John • Chief Technology Officer
Starting his career at General Dynamics, David has since been involved with several successful start-ups. His entrepreneurial streak began with a venture formed during graduate school. David has strong expertise in both hardware and software, with a B...
Read More

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- **Growing Strategic Partnerships**
  Disney
  Weather Channel
  Amazon

- ○ **International expansion to UK and Canada**

- **Tempest Station Network**
  45,000 to 80,000

- ○ **Cellular Hub Launched**

- ○ **Cumulative revenue exceeds $50M**

- ○ **B2B recurring revenue growth accelerating**

ABOUT

HEADQUARTERS
**921 S Clyde Morris Blvd
Daytona Beach, FL 32114**

WEBSITE
View Site ⬀

We're a technology company helping the world better understand and manage the enormous impact of weather. Our exclusive data and AI-driven modeling are designed to provide more accurate weather information, aiming to enhance decision-making and potentially drive measurable cost savings for customers.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

$385

Reservations Bonus
Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Select

JOIN THE DISCUSSION

GB

What's on your mind?

0/2500

Post

AM

ALLEN MARIS
8 days ago

What is your yearly income and expense? How much runway do you currently have at your burn?



1 0

WT

W-T Team
WeatherFlow-Tempest • 6 days ago

We just completed an audit of our most recent annual financial statements, and are now producing a Form-C ...
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0

ML

Manuel Lugo Recart
8 days ago

Hi, how much you are looking to raise and at what valuation? Thank you.

1 0

WT

W-T Team
WeatherFlow-Tempest • 6 days ago

Over the last 10 days we have been gauging interest in a future investment opportunity in the company. Given ...
Show more

0

Show More Comments

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Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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Dear Tempest community,

Exciting news! To help us continue building a valuable company, Tempest is planning to raise funds using the StartEngine Platform, issuing a new class of preferred stock. In advance of that effort we are allowing our existing shareholders and our supportive Tempest community to reserve shares - securing bonus shares in that process.

Reserve Shares

Reservations are non-binding, meaning there's no obligation to invest—just a chance to express your interest in being part of our journey. You can execute your investment at any time after the campaign is live and still maintain your early reservation bonus shares! Based on the strong response from our community we have initiated next steps with StartEngine, and we are planning to go live in the next few days.

You've seen firsthand how Tempest is redefining weather technology with cutting-edge hardware and our unrivaled Nearcast Data. This next phase of growth is your opportunity to be part of something even bigger as we deliver new innovations, and expand into untapped markets. **View on StartEngine>>>**

Why invest now?

- **With more than 125,000 paying customers and 5 million users, we've generated more than $50 million in revenue and are disrupting the growing $10 billion market for weather data and decision support.**

- **Data from an expanding network of 80,000+ stations creates a competitive barrier and feeds patented, AI-driven Nearcast™ Technology delivering one of the most accurate on-site near-term forecasts in the world.**

- **We've expanded our elite owner/operator team and standardized products targeted at B2B markets. These steps, along with critical mass in our data network, are now boosting recurring revenue from business customers.**

Visit our **StartEngine Reservation Page** to learn more and join us in this exciting journey.

Thank you for your continued support and belief in Tempest. Together, we're changing the way the world understands and manages weather.

Best,

Buck Lyons
WeatherFlow-Tempest CEO

Have questions? Contact us

PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.



WeatherFlow-Tempest, 921 S. Clyde Morris Blvd, Daytona Beach, FL 32114





Dear WeatherFlow-Tempest Shareholders,

Exciting news! To help us continue building a valuable company, Tempest is planning to raise funds issuing a new class of stock, again using the StartEngine Platform. In advance of that effort we are currently allowing existing shareholders and other stakeholders to reserve shares, securing bonus shares in that process.

Reserve Shares

During this stage, reservations are non-binding, meaning there's no obligation to invest—just a chance to express your interest in being part of our journey. You can execute your investment at any time after the campaign is live and still maintain your early reservation bonus shares!

As a valued stakeholder, you've seen firsthand how Tempest is redefining weather technology with cutting-edge hardware and our unrivaled Nearcast Data. This next phase of growth is your opportunity to be part of something even bigger as we scale up, deliver new innovations, and expand into untapped markets. **View on StartEngine>>>**

Why invest now?

- **With more than 125,000 paying customers and 5 million users, we've generated more than $50 million in revenue and are disrupting the growing $10 billion market for weather data and decision support.**

- **Data from an expanding network of 80,000+ stations creates a competitive barrier and feeds patented, AI-driven Nearcast™ Technology delivering one of the most accurate on-site near-term forecasts in the world.**

- **We have expanded our experienced owner/operator team, helping us grow standardized recurring revenue products within B2B markets. We're also offering a new form of stock, with enhanced rights.**

Visit our **StartEngine Reservation Page** to learn more and join us in this exciting journey.

Thank you for your continued support and belief in Tempest. Together, we're changing the way the world understands and manages weather.

Best,

Buck Lyons
WeatherFlow-Tempest CEO

Have questions? **Contact our Investor Relations Team**

View your investment in your **StartEngine dashboard**



WeatherFlow-Tempest, 921 S. Clyde Morris Blvd, Daytona Beach, FL 32114

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Investor News Hub

November 27, 2024

Dear Investors,

Exciting news! To help us continue building a valuable company, Tempest is planning to raise funds issuing a new class of stock, again using the StartEngine Platform. In advance of that effort, we are currently allowing existing shareholders and other stakeholders to reserve shares, securing bonus shares in that process. During this stage, reservations are non-binding, meaning there's no obligation to invest—just a chance to express your interest in being part of our journey. You can execute your investment at any time after the campaign is live and still maintain your early reservation bonus shares!

As a valued stakeholder, you've seen firsthand how Tempest is redefining weather technology with cutting-edge hardware and our unrivaled Nearcast Data. This next phase of growth is your opportunity to be part of something even bigger as we scale up, deliver new innovations, and expand into untapped markets.

Why invest now?

- With more than 125,000 paying customers and 5 million users, we've generated more than $50 million in revenue and are disrupting the growing $10 billion market for weather data and decision support.
- Data from an expanding network of 80,000+ stations creates a competitive barrier and feeds patented, AI-driven Nearcast™ Technology delivering one of the most accurate on-site near-term forecasts in the world.
- We have expanded our experienced owner/operator team, helping us grow standardized recurring revenue products within B2B markets. We're also offering a new form of stock, with enhanced rights.

Visit our StartEngine Reservation Page to learn more and join us in this exciting journey. Thank you for your continued support and belief in Tempest. Together, we're changing the way the world understands and manages weather.

Buck Lyons
WeatherFlow-Tempest CEO

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